Exhibit 4.20

Goldrich Mining Company

DESCRIPTION OF REGISTRANT’S SECURITIES

Goldrich Mining Company (the “Company”) is authorized to issue 750,000,000 shares of common stock, $0.10 par value, and 10,000,000 shares of preferred stock, no par value.

Common Stock

Each holder of the Company’s common stock is entitled to one vote per share in the election of directors and on all other matters submitted to the vote of shareholders. No holder of the Company’s common stock may cumulate votes in voting for our directors.

Subject to the rights of the holders of any the Company’s preferred stock that may be outstanding from time to time, each share of common stock will have an equal and ratable right to receive dividends as may be declared by the Company’s board of directors out of funds legally available for the payment of dividends, and, in the event of liquidation, dissolution or winding up of the Company, will be entitled to share equally and ratably in the assets available for distribution to the Company’s shareholders. No holder of the Company’s common stock will have any preemptive right to subscribe for any of the Company’s securities.

We have not paid any dividends and do not anticipate the payment of dividends on our common stock.

The Company’s common stock is quoted under the symbol “GRMC” on the OTCQB of the OTC Markets. The OTCQB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current “bids” and “asks” as well as volume information. The OTCQB is not considered a “national securities exchange.”